Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Home Loan Servicing Solutions, Ltd.
Computation of Ratio of Earnings to Fixed Charges (dollars in thousands, except ratio)

For the years ended December 31,	2014	2013	2012
Income from operations before tax	$217,600	$227,962	$43,720
Add:
Interest expense	163,698	110,071	24,057
Total other expense	—	—	—
Earnings available for fixed charges	$381,298	$338,033	$67,777

Fixed charges:
Interest expense	$163,698	$110,071	$24,057
Total other expense	—	—	—
Total fixed charges	$163,698	$110,071	$24,057

Ratio of earnings to fixed charges	2.33	3.07	2.82